UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DAIMLERCHRYSLER AG
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Dl668R123
(CUSIP Number)

April 4, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule l3d-l(b)

☒	Rule 13d-l(c)

☐	Rde l3d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5

CUSIP No.	D1668R123

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). WestLB AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3.			SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	144,172,765
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER	144,172,765
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,172,765
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

Schedule 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

DaimlerChrysler AG

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

Mercedesstrasse 137,

Stuttgart 70327, Germany

Item 2.	(a)	Name of Person Filing:	WestLB AG

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

Herzogstrasse 15

40217, Dusseldorf, Germany

Item 2.	(c)	Citizenship: Germany.

Item 2.	(d)	Title of Class of Securities: Common stock.

Item 2.	(e)	CUSIP Number: D1668R123.

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78o)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(l)(ii)(G);

Schedule 13G	Page 4 of 5

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(l)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned: 144,172,765.

(b)	Percent of class: 14.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 144,172,765.

(ii)	Shared power to vote or to direct the vote ___________.

(iii)	Sole power to dispose or to direct the disposition of 144,172,765.

(iv)	Shared power to dispose or to direct the disposition of ___________.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Schedule 13G	Page 5 of 5

Not applicable

Item 10.	Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2007

/s/ Frederic Mauhs	/s/ Robert Rabbino
Signature	Signature

Frederic Mauhs, Managing Director	Robert Rabbino, Executive Director